SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ nº 60.643.228/0001-21
NIRE 35.300.022.807

Minutes of the Board of Directors Meeting Held on December 18th, 2006

DATE, PLACE AND TIME: December 18, 2005, at 10 a.m. (Brasilian time), at the Company’s headquarters, at Alameda Santos, 1357, 6th Floor, in the City of São Paulo, São Paulo State. QUORUM: José Roberto Ermírio de Moraes, Fabio Ermírio de Moraes (participation through video-conference), Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes and José Luciano Duarte Penido – Members of the Board of Directors. CHAIR: President: José Roberto Ermírio de Moraes; and Secretary: Eduardo Lavini Russo. DELIBERATIONS: Approval of declaration and payment of Interest on Shareholders’ Equity by the Company. According to article 30 and the interpolated proposition VIII of article 17 of the by-laws of VOTORANTIM CELULOSE E PAPEL S.A., the Members of the Board approve the declaration and payment of Interest on Shareholders’ Equity by the Company in the total amount of R$ 320,000,000.00 (three hundred and twenty million reais), based on the net income of the period, or retained earnings and profit reserves, recorded before deduction of interest, pursuant to the limits set forth in article 9 of Law 9,249/95. Interest on Shareholders’ Equity shall be declared and paid pursuant to the equity holdings on December 26th, 2006 in the gross amount of R$ 158,168,736 (one hundred and fifty-eight million, one hundred and sixty-eight thousand, seven hundred and thirty-six reais) for the common shares, corresponding to R$ 1.496358259 for each common share, and gross amount of R$ 161,831,263 (one hundred and sixty-one million, eight hundred and thirty-one thousand, two hundred and sixty-three reais) for the preferred shares, corresponding to R$ 1.645994085 for each preferred share. The amounts declared as Interest on Shareholders’ Equity will be subject to withholding tax at the rate of 15% (fifteen percentage), except with respect to the shareholders that provide to the Company, by December 22, 2006, documentary evidence of their tax exemption. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than 20%, are subject to withholding tax at a rate of 25%, under the prevailing legislation. The shares of the Company shall be traded “ex-Interest on Shareholders’ Equity” as from December 27, 2006. Interest on Shareholders’ Equity will be included as mandatory minimum dividend related to fiscal year 2006, pursuant to paragraph 7th of article 9th of Law 9,249/95. Effective payment of Interest on Shareholders’ Equity will occur, without indexation, in up to 60 days after the Ordinary Shareholders’ Meeting, to be held until April 30, 2007.

The resolutions were taken by unanimous approval from the attending Officers.

CLOSING: Since there was no further business, the Meeting was closed with the drawing up of these Minutes that were signed by those present.

São Paulo, December 18th, 2005. (signatures) José Roberto Ermírio de Moraes, Presidente do Conselho. Fabio Ermírio de Moraes, Vice-Presidente do Conselho. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes e José Luciano Duarte Penido, Conselheiros.

I do hereby certify that the present is copy of the original minutes held in the Company.

Eduardo Lavini Russo
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 12/18/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer